FOR IMMEDIATE RELEASE

CONTROLADORA COMERCIAL MEXICANA, S.A. de C.V. ANNOUNCES CONSUMMATION OF ITS EXCHANGE OF REGISTERED 6.625% SENIOR NOTES DUE 2015 FOR UNREGISTERED 6.625% SENIOR NOTES DUE 2015

            MEXICO CITY, February 24, 2006 - Controladora Comercial Mexicana, S.A. de C.V. ("CCM") (NYSE: MCM; BMV: COMERCI) announced today that on February 23, 2006, it consummated its previously announced offer to exchange its registered 6.625% Senior Notes due 2015 (the "New Notes") for its outstanding, unregistered 6.625% Senior Notes due 2015 (the "Old Notes"). Pursuant to the exchange offer, U.S.$199,000,000 of the Old Notes were exchanged for New Notes, and an aggregate principal amount of U.S.$199,000,000 of the New Notes were issued.

            CCM is a holding company which operates one of Mexico’s leading retailing groups. Utilizing five store formats, the Company sells a wide variety of food items, including basic groceries and perishables, as well as non-food items such as general merchandise and clothing. CCM also operates a chain of 62 family style restaurants under the name Restaurantes California. In addition, the Company owns 50 percent interest in a joint venture with Costco Co. of the United States, which operates a chain of 28 warehouse clubs in Mexico. CCM’s network of 253 units is located throughout Mexican territory and targets all income levels.

Investor Inquiries:
Gustavo Campomanes Morante	Javier Miranda Nava	Yolotl Palacios Golzarri
Corporate Treasury Director	Head of Investor Relations	Investor Relations
Ph. (52 55) 5270 9312	Ph. (52 55) 5270 9313	Ph. (52 55) 5270 9319
gcampomanes@comerci.com.mx	jmiranda@comerci.com.mx	ypalacios@comerci.com.mx